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                                December 31, 2009


VIA EDGAR FILING and FAX (202/772-9209)

Karen J. Garnett, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-7010


    Re:      WNC Housing Tax Credit Fund VI, L.P., Series 13
             Schedule 14A
             Filed December 24, 2009
             File No. 000-52841


Dear Ms. Garnett:

     We are in receipt of a copy of the staff's letter dated December 30, 2009 to Melanie Wenk respecting the referenced matter. Responses to the comments included in the staff's letter are set forth below.

     1. The registrant believes that the proposed sales of Fernwood Meadows Limited Partnership and Sierra's Run Limited Partnership do not constitute the sale of all or any substantial part of its assets. As disclosed in the consent solicitation materials, Fernwood Meadows Limited Partnership and Sierra's Run Limited Partnership are two of ten properties in which the registrant holds interests. The registrant's aggregate investment balance in Fernwood Meadows Limited Partnership and Sierra's Run Limited Partnership as of today's date of approximately $3,719,000 is approximately 32% of the registrant's aggregate assets of approximately $11,513,000 and approximately 34% of the registrant's net investments in local limited partnerships of approximately $10,800,000.

     The registrant acknowledges the following:

     o The registrant is responsible for the adequacy and accuracy of the disclosure in the filing;



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                                                      DERENTHAL & DANNHAUSER LLP
Karen J. Garnett, Assistant Director
December 31, 2009
Page 2

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned with any questions.

                                 Very truly yours,

                                 /s/ PAUL G. DANNHAUSER

                                 Paul G. Dannhauser